02017124

AR/S
P.E. 10/31/01
FEB 25 2002

2001 ANNUAL REPORT

CREDO PETROLEUM CORPORATION



PROCESSED
MAR 0 6 2002
THOMSON
FINANCIAL

Calliope® Gas Recovery System

New life for old gas wells.

"CREDO's 11,800 foot J.C. Carroll well provides an excellent example of Calliope's potential. When the well was purchased for salvage value in 1999, it had not produced commercially for five years. Calliope immediately restored production to 660,000 cubic feet of gas per day. We estimate that Calliope will recover 1.7 billion cubic feet of additional gas from the Carroll well, making it CREDO's second most valuable asset."



J.C. CARROLL
Canadian County, Oklahoma
Production Rate vs Time
10,000
100
Mcfd
Calliope® Installed
77
80
83
86
89
92
95
98
01

"Calliope wells accounted for 22 percent of 2001 production and represented 24 percent of our estimated proved reserves at year-end. To further quantify the importance of Calliope, consider that Calliope wells currently rank as CREDO's second, third and seventh most valuable wells."



Gas Management Platform

Liquid Removal Phase – Underground View



Gas flows to the surface unimpeded by liquid.
Compressed gas lifts liquid.
gas
oil
water
Producing Formation

CALLIOPE® GAS RECOVERY SYSTEM

U.S. Patent 5,911,278

Highlights

Financial Data

	2001	2000
Revenues	$ 5,807,000	$ 4,204,000
Cash Flow from Operations *(Before Working Capital Changes)*	$ 3,392,000	$ 2,109,000
Net Income	$ 2,002,000	$ 1,347,000
Working Capital	$ 5,791,000	$ 4,706,000
Exclusive License Obligation	$ 500,000	$ 540,000
Total Assets	$ 16,470,000	$ 13,506,000
Common Shares Outstanding	3,176,000	2,999,000

Operations Data

	2001	2000
Production:		
Gas Production (Mcf)	800,000	668,000
Oil Production (bbls)	44,000	39,000
Reserves:		
Gas Reserves (Mcf)	9,121,000	7,413,000
Oil Reserves (bbls)	330,000	373,000
Future Net Revenues	$ 21,843,000	$ 31,475,000
Future Net Revenues Discounted at 10%	$ 13,874,000	$ 18,700,000
Acreage:		
Gross Acres	348,000	342,000
Net Acres	47,000	47,000
Wells:		
Gross Producing Wells	646	547
Wells Operated	83	80



Corporate Profile

CREDO Petroleum Corporation emphasizes two core projects – natural gas drilling along the Anadarko Shelf of Oklahoma and application of its patented Calliope Gas Recovery System. CREDO and its wholly owned subsidiaries, United Oil Corporation and SECO Energy Corporation, operate in the Mid-Continent and Rocky Mountain regions. CREDO owns working and royalty interests in approximately 650 wells located in eight states.

Reserve Quantities



82% Gas
18% Oil

Cash Flow From Operations

Before Working Capital Changes
(in thousands)



$3,500
$2,800
$2,100
$1400
$700
1997
1998
1999
2000
2001

Report to Shareholders



"To maintain our momentum in 2002, we must offset lower product prices with increased production volumes. Fortunately, we are off to a good start."

"Our long-term performance was recognized last year when Forbes magazine ranked CREDO as the 89th best small company in America."

Put simply, fiscal 2001 was another excellent year for our company. Higher product prices are only part of CREDO's 2001 success story. The rest of the story is about accelerating production, good results in both of our core business projects, and excellent momentum. These provide the foundation for 2002 to be another very good year.

Record earnings of $.61 per share highlighted the year. Records were also achieved in virtually all other financial performance categories as well as in reserve quantities, reserve additions, and capital spending.

To maintain our momentum in 2002, we must offset lower product prices with increased production volumes. Fortunately, we are off to a good start. Successful drilling last year caused production to accelerate, increasing 30 percent in the second half of 2001. More importantly, the best well CREDO drilled did not contribute to fiscal 2001 results due to the timing of its completion. That well, and any successful offsets, are expected to significantly boost 2002 production.

Our long-term performance was recognized last year when *Forbes* magazine ranked CREDO as the 89th best small company in America. This is a distinction we will strive to maintain.

Financial Results
For the second consecutive year, record results were achieved in all financial performance categories. Net income from continuing operations (excluding a non-recurring litigation settlement gain last year) rose 82 percent to $2,002,000. On a per diluted share basis, net income from continuing operations was $.61 compared to $.35 last year. Including the $245,000 (net of tax) non-recurring litigation settlement gain last year, net income increased 49 percent.

Cash flow (before working capital changes) surged 61 percent to $3,392,000 on a 38 percent increase in revenues to $5,807,000. Despite record capital spending of $2,688,000, working capital ended the year up 23 percent at $5,791,000. CREDO's only long-term debt is a $500,000 exclusive license obligation payable over eight years.

Pending deployment into oil and gas assets, cash is primarily invested with money managers who specialize in short-term timing of mutual funds. The average return on CREDO's portfolio was four percent in fiscal 2001 and 14 percent in 2000. These investments are highly liquid and we continue to believe they represent a responsible approach to cash management. Our money managers were not invested in stocks on September 11th because the markets had previously been trending downward. Nevertheless, the potential for adverse impact from major unexpected events is a significant risk to most investment strategies.

Production and Product Prices
Production was another bright spot as new wells drilled boosted total output by 18 percent. Production accelerated as the year progressed, increasing 30 percent in the second half of the year. We are on pace to set new records in 2002.

Total production volumes rose 18 percent to 1,064 MMcfge (million cubic feet of gas-equivalent) in fiscal 2001. Natural gas production rose 20 percent to 800 MMcfg while crude oil sales climbed 13 percent to 44,000 barrels.

As you know, natural gas prices were strong in 2001. Total natural gas price realizations rose 76 percent to $5.00 per Mcf (thousand cubic feet of gas), including $.83 per Mcf added by hedging transactions. Net wellhead natural gas prices rose 37 percent to $4.17 per Mcf. Wellhead oil prices fell five percent to $26.45 per barrel.

The energy business has always been very cyclical, and we have adapted by finding opportunities in both up and down cycles. For example, CREDO's best long-term assets have been built during periods of low product prices when industry activity abates.

Natural Gas Hedging Program
CREDO's fiscal 2001 hedging program proved very successful, adding $.83 per Mcf as natural gas prices fell throughout the year. For fiscal 2002, open hedge positions total 580,000 Mcf covering the months of November 2001 through July 2002 at an average price of $3.39 per Mcf. This hedge represents approximately 76 percent of CREDO's estimated gas production for those months. We hedge by forward selling in the NYMEX futures market. This is done at times when product prices are adequate to insure a reasonable return but fundamentals suggest impending price weakness.

Reserves, Production Replacement and Finding Costs
CREDO's track record for low finding costs and high reserve replacement rates continued in 2001. Because reserves are CREDO's life-blood, our first priority is to replace production and then add to the reserve base. This must be done while controlling reserve addition costs. With an average five-year reserve replacement cost of $4.46 per oil equivalent barrel, CREDO ranked 28th out of the 154 companies evaluated in John S. Herold's recent study.

We replaced 236 percent of the reserves produced in 2001, adding a record 2.5 Bcfge (billion cubic feet of gas equivalent). CREDO's 2001 reserve replacement cost was $6.33 per barrel of oil equivalent. This cost increased in 2001 because higher gas prices caused a surge in demand for oil field services.

Total reserves rose 14 percent to an all time high of 11.1 Bcfge at fiscal year-end. CREDO's reserves consist of 82 percent natural gas and 18 percent crude oil and condensate. The undiscounted value of proved reserves was $21,843,000 ($13,874,000 discounted at 10 percent) based on product prices of $2.87 per Mcfg and $20.61 per barrel of oil at October 31, 2001.

Oil and Gas Exploration and Development
Capital spending increased 45 percent to a record $2,866,000, as increased cash flow was deployed into our business. CREDO's growth strategy emphasizes two core projects – natural gas drilling along the Anadarko Shelf of Oklahoma and application of its patented Calliope Gas Recovery System. We have focused almost exclusively on these projects for the past two years and enter 2002 with confidence grounded in our previous success.

Anadarko Shelf Drilling Program. CREDO's scientists have many years of experience and success drilling for natural gas along the Anadarko Shelf of northern Oklahoma. Our prospects generally target the Morrow and Chester formations from 8,000 to 10,000 feet. Over the past several years, we have stepped-up this project resulting in a record nine wells drilled in 2001, all of which were successfully completed as commercial gas wells. CREDO's ownership interest ranged up to 60 percent.

The most important well drilled in fiscal 2001 was the 7,600-foot Glendena #1 located in Ellis County, Oklahoma. This exploratory well tested the Morrow formation on CREDO's Sand Creek Prospect. It encountered two Morrow zones totaling 31 feet and was completed naturally (without acid or fracture treatments) from only one of the zones. Initial pressure and production data is very encouraging. Since sales commenced in late October, the well has produced at an average daily rate of about 3.0 MMcfg. The second zone will be completed at a future date.

The Glendena well did not contribute to fiscal 2001 results because production commenced at the end of the year. However, it is expected to have a significant effect on 2002 production.

CREDO currently controls 1,600 acres in the Sand Creek Prospect area, providing ample room to drill offset wells. The first such well is scheduled to spud in late January. CREDO owns a 40 percent working interest and is the operator.

Another good well, the 8,700-foot Bill-Judy Brown #1-6, was drilled in a very active area of Beaver County, Oklahoma to test the Chester, Morrow and St. Louis formations. The well is currently producing at the rate of 450 Mcfgd. CREDO owns a 60 percent working interest and is the operator.

Year End Reserves
(MMcf Gas Equivalent)


10,000
7,500
Gas
5,000
2,500
Oil
1999
2000
2001

Oil and Gas Production
(MMcf Gas Equivalent)


1,100
900
700
500
1999
2000
2001

"Higher product prices are only part of CREDO's 2001 success story. The rest of the story is about accelerating production, good results in both of our core business projects, and excellent momentum. These provide the foundation for 2002 to be another very good year."



Calliope Gas Recovery System. During 2001, we significantly refined and extended the operating limits of our Calliope Gas Recovery System. At the same time, Calliope continued to make an important contribution to CREDO's financial and operating performance. Calliope wells accounted for 22 percent of 2001 production and represented 24 percent of our estimated proved reserves at year-end. To further quantify the importance of Calliope, consider that Calliope wells currently rank as CREDO's second, third and seventh most valuable wells. This is an impressive track record for a new technology.

The success of our Calliope project has been tempered by disappointment in our inability to install Calliope on more wells. Our original plan was to use Calliope exclusively on company-owned wells. Unfortunately, the run-up in natural gas prices severely hindered our efforts to purchase additional wells for Calliope. This has necessitated consideration of other strategies such as joint venturing with certain larger companies that own wells we consider to be Calliope candidates. We are well underway with development of a highly sophisticated multimedia presentation which will introduce the technology to those companies. We have also retained a reconnaissance firm to interview the appropriate decision makers in the companies and to research how to present the technology in a way that meets their needs.

Many shareholders have asked for an overview of what Calliope does. As a gas well depletes, technologies that rely on bottom hole pressure to lift the liquids that load-up wells and restrict gas flow become inefficient. In many gas wells, the operating limits of conventional liquid lift technologies cause billions of cubic feet of gas to be left behind and substantial profits to be lost. For those wells, Calliope will achieve substantially lower reservoir abandonment pressure than conventional production methods because it does not rely on bottom hole pressure to lift liquids. Actual field results from Calliope applications on previously dead wells that are now owned and operated by CREDO are shown below.

- ▼ Added low risk reserves at a cost of $.50 per Mcfg, or less.
- ▼ Revived combined production to over 1,000,000 cubic feet of gas per day on three dead wells that were scheduled to be plugged.
- ▼ Lowered abandonment pressures to less than 60 psi at 8,500 feet.
- ▼ Lifted liquids from well depths of 6,500 to 18,600 feet.

Calliope also has excellent "risk adjusted" economics because production rates and reserves are highly predictable and sunk costs are moderate.

We have proven that Calliope will add .5 billion to 2.0 billion cubic feet of gas reserves to many dead or uneconomic wells. CREDO's 11,800-foot J. C. Carroll well (see inside front cover) provides an excellent example of Calliope's potential. When the well was purchased for salvage value in 1999, it had not produced commercially for six years. Calliope immediately restored production to 660 thousand cubic feet of gas per day. We estimate that Calliope will recover 1.7 billion cubic feet of additional gas from the Carroll well, making it CREDO's second most valuable well.

Looking Forward

High gas prices last year substantially raised the bar for 2002. Our strategy to clear the bar is to offset lower gas prices with increased production. Although that is a major challenge, we are off to a good start. Regardless of whether we can duplicate, or improve on, last year's financial results, 2002 should be another good year for our company.

CREDO is recognized for its financial strength and consistent performance. Our ongoing success carries us into 2002 with excellent momentum and confidence that we will continue to deliver strong results for our shareholders.

James T. Huffman, President
December 28, 2001

Business, Operations and Financial Sections

Table of Contents

SUMMARY

The following *Business* and *Operations* sections contain excerpts, with certain modifications, from the company's Form 10-KSB for fiscal 2001 which has been filed with the Securities and Exchange Commission.

The financial sections, including *Management's Discussion and Analysis of Financial Condition and Results of Operations*, are identical to those contained in the Form 10-KSB. The Form 10-KSB is available to all shareholders upon request. References to years in this report are to the company's fiscal October 31 year.

BUSINESS

General - CREDO Petroleum Corporation ("CREDO") was incorporated in Colorado in 1978. CREDO and its wholly owned subsidiaries, SECO Energy Corporation and United Oil Corporation ("SECO", "United" and collectively "the company"), are Denver, Colorado based independent oil and gas companies which engage in oil and gas acquisition, exploration, development and production activities in the Mid-Continent and Rocky Mountain regions of the United States.

CREDO and United actively drill, acquire and operate oil and gas properties. The companies also own an exclusive license to the patented Calliope Gas Recovery System ("Calliope") and are involved in the application and refinement of the technology on low pressure gas wells. United operates exclusively in Oklahoma and CREDO operates all properties located outside of Oklahoma. SECO owns royalty interests located primarily in the Rocky Mountain region.

Markets and Customers - Marketing of the company's oil and gas production is influenced by many factors which are beyond the company's control and the exact effect of which cannot be accurately predicted. These factors include changes in supply and demand, changes in market prices, regulatory changes, and actions of major foreign producers.

Oil production is sold to crude oil purchasing companies at competitive spot field prices. Crude oil and condensate production are readily marketable. Crude oil prices are subject to world-wide supply and demand, and are primarily dependent upon available supplies which can vary significantly depending on production and pricing policies of OPEC and other major producing countries and on significant events in major producing regions.

Gas price decontrol, the advent of an active spot market for natural gas, changes in supply and demand for natural gas, and weather patterns cause prices received by the company to be subject to significant fluctuations. The company presently sells virtually all of its gas through short-term contracts with terms of one year or less based on monthly "spot" prices. These prices are reduced ("netted") by the costs of gathering and transporting the gas.

For additional information about energy markets, product prices and the company's hedging strategy, refer to *Management's Discussion and Analysis of Financial Condition and Results of Operations - Product Prices, Production and Investments.*

OPERATIONS

General - Operations are conducted primarily in the Mid-Continent and Rocky Mountain regions of the United States. The company owns producing and non-producing property interests in eight states. Except for development, testing and application of Calliope, operations are concentrated on shallow to medium depth properties generally ranging from 7,000 to 10,000 feet. A portion of the funds necessary for the company's operation is raised through various cost sharing arrangements. Applications of Calliope are concentrated below 10,000 feet and, to date, have not required external sources of capital. The company acts as "operator" of 83 wells pursuant to standard industry Operating Agreements, and it owns working and royalty interests in approximately 563 wells which are operated by outside parties. In addition, the company is general partner of three private limited partnerships which are in the production stage of operations and their results are proportionately consolidated in the company's financial statements.

Summary of Significant Activities - In fiscal 2001, capital expenditures for oil and gas activities totaled $2,688,000 (before property sales proceeds). During the year, the company participated in drilling 11 gas wells in Oklahoma and Wyoming which were successfully completed as commercial gas wells. The company's interest in the wells ranged from 5% to 60%. During the year, the electrical, gathering and water disposal infrastructures were installed for the 22 coal bed methane wells drilled last year on the company's 10% owned Recluse property. The property recently commenced production and is in the start-up phase. The company also significantly refined and extended the limits of its patented Calliope technology. The company believes that it has proved the economic viability and breadth of the Calliope system.

In 2000, capital expenditures for oil and gas activities totaled $1,855,000 (before property sales proceeds). The company participated in drilling 31 gas wells and one oil well in Oklahoma and Wyoming (including 22 coal bed methane wells on its Recluse Prospect located on the east side of the Powder River Basin in Wyoming). The company sold its remaining interest in the

Sheridan coal bed methane property located on the west side of the Powder River Basin for $500,000 plus reimbursement and assumption by the buyer of approximately $850,000 of costs incurred by the company from inception of the project. A primary activity during 2000 centered on acquiring control of the Calliope system, and on continuing to test and refine the technology.

Refer to *Management's Discussion and Analysis of Financial Condition and Results of Operations - Oil and Gas Activities* for additional information.

Producing Wells and Developed Acreage - Developed acreage at October 31, 2001 totaled 19,600 net and 103,000 gross acres. At October 31, 2001, the company owned working interests in 53.68 net (182 gross) wells consisting of 19.80 net (44 gross) oil wells and 33.88 net (138 gross) gas wells. In addition, the company owned royalty and production payment interests in approximately 453 oil and gas wells. In 2001, the company sold .53 net (7 gross) wells. In the same period, the company drilled and acquired interests in 2.34 net (13 gross) wells in which it did not previously own an interest and .49 net (5 gross) wells where the company previously owned an interest.

Undeveloped Acreage - Undeveloped oil and gas leases at October 31, 2001 totaled 245,000 gross (27,000 net) acres of which 173,000 gross (10,000 net) acres were royalty interest acres and 72,000 gross (17,000 net) acres were working interest acres. Of these amounts, 158,000 gross (11,000 net) acres were held-by-production, and 15,000 gross (3,000 net) acres have remaining lease terms exceeding five years. Undeveloped acreage is located in eight states including Wyoming, Utah and Oklahoma.

Drilling Activity - The following tables set forth the number of gross and net oil and gas wells in which the company has participated and the results thereof for the periods indicated.

Gross Wells

Year Ended	Total Gross	Exploratory			Development		
October 31	Wells	Oil	Gas	Dry	Oil	Gas	Dry
2001	**11**	-	**9**[(1)]	-	-	**2**	-
2000	32	1	22[(2)]	4	-	4	1
1978-1999	178	11	64	72	15	12	4
	221	12	95	76	15	18	5

Net Wells

Year Ended	Total Net	Exploratory			Development		
October 31	Wells	Oil	Gas	Dry	Oil	Gas	Dry
2001	**2.236**	-	**2.097**[(1)]	-	-	**.139**	-
2000	4.021	.156	2.448[(2)]	.550	-	.367	.500
1978-1999	29.458	1.401	9.485	10.943	4.350	1.794	1.485
	35.715	1.557	14.030	11.493	4.350	2.300	1.985

(1) Includes two shallow coal bed methane gas wells at less than 1,000 feet in depth in which the company owns approximately 5%.

(2) Shallow coal bed methane gas wells at less than 1,000 feet in depth in which the company owns approximately 10%.

Reserves - Approximately 61% of the value of the company's estimated reserves are concentrated in 15% of the company's producing wells. In 2001, 2000 and 1999, McCartney Engineering, Inc., an independent petroleum engineering firm, estimated proved reserves for the company's significant properties which represented approximately 63% in each year of the total estimated future value of estimated reserves. Remaining reserves were estimated by the company in all years. At October 31, 2001, oil represented 18% and natural gas represented 82% of total reserves denominated in equivalent barrels using a six Mcf of gas to one barrel of oil conversion ratio. For further information regarding the company's proved reserves, see *Note (6) of Notes To Consolidated Financial Statements.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources - At fiscal year-end October 31, 2001, working capital was $5,791,000. Cash generated by operating activities (before working capital changes) totaled $3,392,000 in 2001, and $34,000 of cash was generated from property sales. Cash flow was used primarily to fund oil and gas acquisition and development expenditures totaling $2,688,000 and to increase working capital.

Existing working capital and anticipated cash flow are expected to be sufficient to fund fiscal 2002 operations. At fiscal year-end, the company had no lines of credit or other bank financing arrangements. Because earnings are anticipated to be reinvested in operations, cash dividends are not expected to be paid in the foreseeable future. Commitments for future capital expenditures were not material at fiscal year-end. The company has no defined benefit plans and no obligations for post retirement employee benefits.

Product Prices, Production and Investments - Gas price decontrol, the advent of an active spot market for natural gas, changes in supply and demand for natural gas, and weather patterns cause prices received by the company to be subject to significant fluctuations. The company presently sells virtually all of its gas through short-term contracts with terms of one year or less based on monthly "spot" prices. These prices are reduced ("netted") by the costs of gathering and transporting the gas.

Significant world events and OPEC's production and pricing policies influence worldwide supply and demand and prices for crude oil and petroleum products. At December 31, 1998, inflation adjusted oil prices stood at 50 year lows of less than $10.00 per barrel but subsequently recovered to highs of over $30.00 per barrel in November 2000. This fall and recovery in oil prices demonstrates their extreme volatility.

Although product prices are key to the company's ability to operate profitably and to budget capital expenditures, they are beyond the company's control and are difficult to predict. Since 1991, the company has periodically hedged product prices by forward selling a portion of its production in the NYMEX futures market. This is done when the price relationship (the "basis") between the futures markets and the cash markets where the company sells its gas is stable within historical ranges, and when, in the company's opinion, the current price of a product is adequate to insure reasonable returns at a time when downside price risks appear to be substantial. The company closes its hedges by purchasing offsetting "long" positions in the futures market at then prevailing prices. Accordingly, the gain or loss on the hedge position will depend on futures prices at the time offsetting "long" positions are purchased. Hedging gains and losses are included in revenues from oil and gas sales. The company's most significant hedging risk is that expected correlations in price movements as discussed above do not occur, and thus, that gains or losses in one market are not fully offset by opposite moves in the other market. During the past three years, the company hedged portions of its gas production. Hedging transactions resulted in gains of $663,000 in 2001, losses of $141,000 in 2000, and gains of $118,000 in 1999. At October 31, 2001, the company's open hedge positions totaled 580,000 Mcf covering the months of November 2001 through July 2002 at an average price of $3.39 per Mcf. This hedge represents approximately 76% of the company's estimated gas production for those months.

Gas and oil sales volume and price comparisons for the indicated years ended October 31 are set forth below.

	2001		2000		1999	
Product	**Volume**	**Price**	Volume	Price	Volume	Price
Gas (Mcf)	**800,000**	**$ 5.00**	668,000	$ 2.84	858,000	$ 2.14
% change	**+20%**	**+76%**	-22%	+33%	+10%	+8%
Oil (bbls)	**44,000**	**$ 26.45**	39,000	$ 27.88	39,000	$ 15.64
% change	**+14%**	**-5%**	-	+78%	-2%	+11%

The 2001 increase in natural gas volumes resulted from successful completion of nine gas wells along the Anadarko Shelf of Oklahoma that were placed on production during 2001. The decline in gas volume in 2000 resulted from property divestitures and the expected rapid production decline of a major well.

The increase in oil volumes sold was primarily due to production from new discoveries made in the prior year and positive results from an Oklahoma waterflood project.

Pending deployment into oil and gas assets, the company invests surplus cash with professional money managers. At October 31, 2001, approximately 75% of such investments were with managers who specialize in market timing using U.S. mutual funds. These managers attempt to reduce market risk by entering and exiting stock mutual fund trades on a frequent and short-term basis. Remaining investments are primarily in professionally managed limited partnerships. The investments have a readily determinable market value and over 50% can be converted for use by the company within a few days. Average returns on these investments were approximately 4% in 2001, 14% in 2000 and 12% in 1999. The company believes that the most significant risk of its investment strategy is a single day catastrophic negative effect on the stock market of a major, unexpected event like the September 11, 2001 terrorist attacks.

Oil and Gas Activities - In fiscal 2001, capital expenditures for oil and gas activities totaled $2,688,000 (before $34,000 of property sales proceeds). The company participated in drilling nine gas wells in connection with its core drilling program along the Anadarko Shelf of Oklahoma which were successfully completed as commercial producers. The company's interests in the wells ranged from 7% to 60%.

The most important well drilled in fiscal 2001 was the 7,600-foot Glendena #1 located in Ellis County, Oklahoma. This well tested the Morrow formation on the company's 1,600-acre Sand Creek Prospect. It encountered two Morrow zones totaling 31 feet and was completed naturally (without acid or fracture treatments) from one of the two zones. Initial production and pressure data are very encouraging. Since sales commenced in late October, the well has produced at an average daily rate of about 3.0 MMcfg with minor amounts of condensate and water. The second zone will be completed at a future date.

The Glendena well did not contribute to fiscal 2001 results because production commenced near fiscal year end. However, it is expected to have a significant effect on 2002 production.

The company currently controls 1,600 acres in the Sand Creek Prospect area, providing ample room to drill offset wells. The first such well is scheduled to spud in late January. CREDO owns a 40% working interest and is the operator.

Another good well, the 8,700-foot Bill-Judy Brown #1-6, was drilled in a very active area of Beaver County, Oklahoma to test the Chester, Morrow and St. Louis formations. It is currently producing at the rate of 455 Mcfgd. The company owns a 60% working interest and is the operator.

The electrical, gathering and water disposal infrastructures were installed for the 22 coal bed methane wells drilled last year on the company's 10% owned Recluse property. The property recently commenced production and is in the start-up phase.

During the year, the company significantly refined and extended the limits of its patented Calliope Gas Recovery System. The company believes that it has proved the economic viability and breadth of the Calliope system on wells it owns and operates. However, the run-up in gas prices the last two years has severely hindered the company's efforts to purchase wells for Calliope.

The company's challenge is to acquire or otherwise obtain more wells for application of its Calliope system. The original plan was to use Calliope exclusively on company-owned wells. However, difficulty buying wells has necessitated consideration of other strategies such as joint venturing with certain large companies to install Calliope on their wells. The company is well under way developing a highly sophisticated multimedia presentation to market Calliope. The company has also retained a reconnaissance firm to interview the appropriate decision makers in the companies and determine how to best present the technology in a way that meets their needs.

As a gas well depletes, technologies that rely on bottom hole pressure to lift liquids that load-up the well and restrict gas flow become inefficient. In many gas wells, the operating limits of conventional liquid lift technologies cause billions of cubic feet of gas to be left behind and substantial profits to be lost. For those wells, Calliope will achieve substantially lower reservoir abandonment pressure than conventional production methods because it does not rely on bottom hole pressure or adequate fluid volumes to lift liquids. Actual field results from Calliope applications on previously dead wells owned by the company include: (i) adding low risk reserves at a cost of $.50 per Mcfg, or less; (ii) reviving combined production to over 1,000,000 cubic feet of gas per day on three dead wells that were scheduled by the operators to be plugged; (iii) lowering abandonment pressures to less than 60 psi at 8,500 feet; and (iv) lifting liquids from well depths of 6,500 to 18,600 feet. Calliope's "risk adjusted" economics are impressive because production rates and reserves are highly predictable and sunk costs are moderate.

The company has proved to its satisfaction that Calliope will add .5 to 2.0 Bcf of gas reserves to many dead or uneconomic gas wells. The 11,800-foot J. C. Carroll well provides an excellent example of Calliope's potential. When the well was purchased for salvage value in 1999, it had not produced commercially in five years. Calliope immediately restored production to 660 thousand cubic feet of gas per day. The company estimates that Calliope will recover 1.7 billion cubic feet of additional gas from the Carroll well. It is the company's second most valuable asset.

Eight Calliope systems have been installed at depths ranging from 6,500 feet to 18,600 feet. Each of these applications was a rigorous test for Calliope. Three applications were on dead wells—one for five years—that were scheduled to be plugged and abandoned. After being reinvigorated by Calliope, these three wells are currently CREDO's second, third and seventh most valuable producing properties. Calliope wells accounted for 22% of the company's fiscal 2001 gas production volume, and they represent 24% of the company's estimated proved reserves quantities at fiscal 2001 year-end.

The cost of a Calliope system varies with depth, well conditions, and other related factors. Although Calliope operates successfully at shallow depths, the company believes it will be most effective on wells below 10,000 feet where conventional fluid lift systems lose efficiency at higher abandonment pressures.

The company's reserves are concentrated in relatively few properties. At October 31, 2001, approximately 61% of the value of the company's estimated reserves were concentrated in 15% of the company's producing wells. The J. C. Carroll well was the company's most significant producing property during 2001. The company purchased the Carroll well in mid-1999 and installed Calliope. The well accounted for approximately 12% of total gas production in 2001 and about 6% of total reserve quantities at fiscal year-end. The Carroll well ranks as the company's second largest well in terms of reserve quantities. The Glendena #1 well was drilled late in fiscal 2001 and appears to be a very significant well. It was not placed on production until the last few days of the fiscal year, and therefore, did not contribute to 2001 production. It was, however, included in the company's fiscal year-end reserve estimates and accounted for approximately 7% of total reserves. The Glendena well ranks as the company's largest well in terms of reserve quantities. These wells have a limited, or no, production history (as configured in the case of the Carroll), and accordingly, reserve estimates must be viewed as being subject to significant change as more data about the wells becomes available.

Results of Operations - In 2001, total revenues rose 38% to $5,807,000 compared to $4,204,000 in 2000. As the oil and gas price/volume table on page 4 shows, total gas price realizations, which reflect hedging transactions, rose 76% to $5.00 per Mcf and oil price realizations fell 5% to $26.45 per barrel. The net effect of these price changes was to increase oil and gas sales by $1,388,000. Hedging gains were $663,000 in 2001 compared to hedging losses of $141,000 in 2000. Gas volumes and oil volumes produced rose 20% and 14%, respectively. The net effect of these volume changes was to increase oil and gas sales by $804,000. The increase in gas production resulted from new wells added during the year. Operating income rose 9% due to drilling supervision income and additional operated properties. Investment income and other declined 60% due primarily to a volatile and down trending stock market during fiscal 2001 which limited investment opportunities for the market timers that manage the bulk of the company's investments.

In 2000, total revenues rose 32% to $4,204,000 compared to $3,196,000 in 1999. As the oil and gas price/volume table on page 4 shows, total gas price realizations, which reflect hedging transactions, rose 33% to $2.84 per Mcf and oil price realizations rose 78% to $27.88 per barrel. The net effect of these price changes was to increase oil and gas sales by $1,076,000. Hedging losses were $141,000 in 2000 compared to hedging gains of $118,000 in 1999. Gas volumes produced declined 22% and oil volumes produced remained unchanged. The net effect of these volume changes was to decrease oil and gas sales by $550,000. The decline in natural gas volumes sold resulted from property divestitures and the expected rapid production decline of a major well. Investment income and other rose 46% primarily due to an increase in funds invested.

Non-recurring litigation settlement income of $345,000 ($245,000 after tax) resulted from settlement of a lawsuit related to investment losses incurred by the company in 1990.

In 2001, total costs and expenses rose 30% to $2,987,000 compared to $2,307,000 in 2000. The 22% increase in oil and gas production expenses primarily reflects increased production taxes on higher oil and gas sales revenue. Depletion, depreciation and amortization ("DD&A") increased 58% due to increases in oil and gas production and amortization of the cost of an exclusive license agreement which was not effective in the prior year. General and administrative expenses rose 14% due to inflationary pressures and additional staffing. Interest expense relates to the exclusive license agreement note payment that was not effective in the prior year. The effective tax rate was 29% in 2001 and 2000.

In 2000, total costs and expenses rose marginally to $2,307,000 compared to $2,298,000 in 1999. DD&A fell 26% compared to 1999 due primarily to lower production volumes and proceeds from sales of certain properties that reduced the amortization base. Oil and gas production expenses rose 14% primarily due to increased production taxes on higher oil and gas revenues and costs associated with timing of workovers and repairs. General and administrative expenses rose 11% due to inflationary pressures and additional staffing. The effective tax rate was 29% in 2000 compared to 32% in 1999.

Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995 - This Annual Report includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements included in this Annual Report, other than statements of historical facts, address matters that the company reasonably expects, believes or anticipates will or may occur in the future. Such statements are subject to various assumptions, risks and uncertainties, many of which are beyond the control of the company. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those described in the forward-looking statements.

CONSOLIDATED BALANCE SHEETS
October 31, 2001 and 2000

CREDO PETROLEUM CORPORATION AND SUBSIDIARIES

Assets	2001	2000
Current assets:		
Cash and cash equivalents	$ 819,000	$ 484,000
Short-term investments	5,283,000	4,626,000
Receivables:		
Trade	317,000	227,000
Accrued oil and gas sales	367,000	472,000
Other	241,000	108,000
Total current assets	7,027,000	5,917,000
Oil and gas properties, net, at cost, using full cost method:		
Unevaluated	1,549,000	1,601,000
Evaluated	7,120,000	5,134,000
Net oil and gas properties	8,669,000	6,735,000
Exclusive license agreement, net of amortization of $82,000 and $12,000	618,000	688,000
Other, net	156,000	166,000
	$16,470,000	$13,506,000

Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 1,126,000	$ 935,000
Income taxes payable	110,000	276,000
Total current liabilities	1,236,000	1,211,000
Deferred income taxes, net	1,935,000	1,408,000
Exclusive license obligation, less current obligations of $44,000 and $40,000	456,000	500,000
Commitments		
Stockholders' equity:		
Preferred stock, without par value, 5,000,000 shares authorized, none issued	-	-
Common stock, $.10 par value, 20,000,000 shares authorized, 3,678,000 shares issued	367,000	367,000
Capital in excess of par value	6,453,000	6,271,000
Retained earnings	6,927,000	4,925,000
Accumulated other comprehensive income	14,000	-
Treasury stock, 502,000 and 679,000 shares at cost	(918,000)	(1,176,000)
Total shareholders' equity	12,843,000	10,387,000
	$16,470,000	$13,506,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three Years Ended October 31, 2001

CREDO PETROLEUM CORPORATION AND SUBSIDIARIES

	2001	2000	1999
Revenues:			
Oil and gas sales	$ 5,163,000	$ 2,971,000	$ 2,445,000
Operating	456,000	417,000	428,000
Investment income and other	188,000	471,000	323,000
Non-recurring litigation settlement	-	345,000	-
	5,807,000	4,204,000	3,196,000
Costs and expenses:			
Oil and gas production	1,135,000	934,000	818,000
Depreciation, depletion and amortization	842,000	533,000	721,000
General and administrative	957,000	840,000	759,000
Interest	53,000	-	-
	2,987,000	2,307,000	2,298,000
Income before income taxes	2,820,000	1,897,000	898,000
Income taxes	(818,000)	(550,000)	(287,000)
Net income	$ 2,002,000	$ 1,347,000	$ 611,000
Basic income per share	$.64	$.45	$.20
Diluted income per share	$.61	$.43	$.20

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the Three Years Ended October 31, 2001

CREDO PETROLEUM CORPORATION AND SUBSIDIARIES

	Common Stock Shares	Common Stock Amount	Capital In Excess Of Par Value	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Stockholders' Equity
Balances, October 31, 1998	3,678,000	$ 367,000	$ 6,235,000	$ 2,967,000	$ -	$ (1,120,000)	$ 8,449,000
Purchase of treasury stock	-	-	-	-	-	(95,000)	(95,000)
Net income	-	-	-	611,000	-	-	611,000
Balances, October 31, 1999	3,678,000	367,000	6,235,000	3,578,000	-	(1,215,000)	8,965,000
Stock options issued to consultant	-	-	36,000	-	-	-	36,000
Purchase of treasury stock	-	-	-	-	-	(1,000)	(1,000)
Exercise of stock options	-	-	-	-	-	40,000	40,000
Net income	-	-	-	1,347,000	-	-	1,347,000
Balances, October 31, 2000	3,678,000	367,000	6,271,000	4,925,000	-	(1,176,000)	10,387,000
Comprehensive income:							
Net income	-	-	-	2,002,000	-	-	2,002,000
Other comprehensive income, net of tax:							
Change in fair value of derivatives	-	-	-	-	14,000	-	14,000
Comprehensive income	-	-	-	-	-	-	2,016,000
Stock options issued to consultant	-	-	12,000	-	-	-	12,000
Income tax benefit from exercise of nonqualified stock options and premature dispositions	-	-	170,000	-	-	-	170,000
Purchase of treasury stock	-	-	-	-	-	(129,000)	(129,000)
Exercise of stock options	-	-	-	-	-	387,000	387,000
Balances, October 31, 2001	**3,678,000**	**$ 367,000**	**$ 6,453,000**	**$ 6,927,000**	**$ 14,000**	**$ (918,000)**	**$ 12,843,000**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Years Ended October 31, 2001

CREDO PETROLEUM CORPORATION AND SUBSIDIARIES

	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 2,002,000	$ 1,347,000	$ 611,000
Non-cash expenses included in net income:			
Depreciation, depletion and amortization	842,000	533,000	721,000
Deferred income taxes	527,000	181,000	183,000
Other	21,000	48,000	-
Changes in operating assets and liabilities:			
Proceeds from short-term investments	3,209,000	2,418,000	2,241,000
Purchase of short-term investments	(3,866,000)	(2,989,000)	(4,110,000)
Trade receivables	(90,000)	216,000	(171,000)
Accrued oil and gas sales	105,000	(110,000)	(90,000)
Other current assets	12,000	(31,000)	464,000
Accounts payable and accrued liabilities	191,000	156,000	77,000
Income taxes payable	(140,000)	129,000	96,000
Net cash provided by operating activities	2,813,000	1,898,000	22,000
Cash flows from investing activities:			
Additions to oil and gas properties	(2,688,000)	(1,855,000)	(670,000)
Proceeds from sale of oil and gas properties	34,000	552,000	605,000
Acquisition of exclusive license agreement	-	(159,000)[1]	-
Other	(42,000)	(175,000)	(27,000)
Net cash used in investing activities	(2,696,000)	(1,637,000)	(92,000)
Cash flows from financing activities:			
Proceeds from exercise of stock options	387,000	40,000	-
Purchase of treasury stock	(129,000)	(1,000)	(95,000)
Principal payment on exclusive license obligation	(40,000)	-	-
Net cash provided by (used in) financing activities	218,000	39,000	(95,000)
Increase (decrease) in cash and cash equivalents	335,000	300,000	(165,000)
Cash and cash equivalents:			
Beginning of year	484,000	184,000	349,000
End of year	$ 819,000	$ 484,000	$ 184,000

(1) Supplemental Disclosure of Non-Cash Investing and Financial Activities: In fiscal 2000, the company had an obligation for acquisition of an exclusive license agreement of $540,000.

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

The consolidated financial statements include the accounts of CREDO Petroleum Corporation and its wholly owned subsidiaries (the "company"). The company engages in oil and gas acquisition, exploration, development and production activities in the United States. Certain operations are conducted through three private limited partnerships (the "Partnerships") which, as general partner, the company manages and controls. The company's general and limited partner interests in the Partnerships are combined on the proportionate share basis in accordance with accepted industry practice. All significant intercompany transactions have been eliminated. Certain reclassifications have been made to prior year amounts with no effect on net income. All references to years in these Notes refer to the company's fiscal October 31 year.

Cash, Cash Equivalents, and Short-Term Investments

Cash equivalents consist of highly liquid investments with original maturities of three months or less. At October 31, 2001, short-term investments are 75% allocated to professional money managers who specialize in market timing using U.S. mutual fund groups. These managers generally enter and exit stock fund trades on a frequent and short-term basis and use mutual fund money market accounts when not invested in stock funds. Other short-term investments consist primarily of professionally managed limited partnerships which provide readily determinable market values. The partnerships are invested primarily in financial instruments. Unrealized gains on limited partnerships total $97,000 and $41,000 at October 31, 2001 and 2000, respectively. Short-term investments are classified as "trading" and are stated at fair value with realized and unrealized gains and losses immediately recognized.

Oil and Gas Properties

The company follows the full cost method of accounting for its oil and gas operations. Under this method all costs incurred in the acquisition, exploration, and development of oil and gas properties are capitalized in one cost center, including certain internal costs directly associated with such activities which totaled $200,000 in 2001 and 2000 and $100,000 in 1999. Proceeds from sales of oil and gas properties are credited to the cost center with no gain or loss recognized unless such adjustments would significantly alter the relationship between capitalized costs and proved oil and gas reserves. Estimated dismantlement, restoration, and abandonment costs are approximately offset by estimated residual values of lease and well equipment. Accordingly, no accrual for such costs has been recorded.

If capitalized costs, less related accumulated amortization and deferred income taxes, exceed the "full cost ceiling," the excess is expensed in the period such excess occurs. The full cost ceiling includes an estimated discounted value of future net revenues attributable to proved reserves using current product prices and operating costs, and an estimate of the value of unproved properties which are included in the cost center. Cost of oil and gas properties are amortized using the units of production method. The company's composite depreciation, depletion and amortization ("DD&A") rate per equivalent barrel produced was $4.06 in 2001, $3.21 in 2000 and $3.57 in 1999.

Unevaluated properties consist primarily of lease acquisition and maintenance costs. Evaluation normally takes three to five years. Of the unevaluated property costs, $121,000 and $237,000 were incurred in 2001 and 2000, respectively.

Natural Gas and Crude Oil Price Hedging

The company periodically hedges the price of its oil and gas production when the potential for significant downward price movement is anticipated. Hedging transactions take the form of forward, or "short," selling in the NYMEX futures market, and are closed by purchasing offsetting "long" positions. Such hedges, which are accounted for as cash flow hedges, do not exceed anticipated production volumes, are expected to have reasonable correlation between price movements in the futures market and the cash markets where the company's production is located, and are authorized by the company's Board of Directors. Hedges are expected to be closed as related production occurs but may be closed earlier if the anticipated downward price movement occurs or if the company believes that the potential for such movement has abated. All other futures transactions are accounted for as speculative transactions and gains and losses are immediately recognized in other income.

Hedging gains and losses are recognized as adjustments to oil and gas sales as the hedged product is produced. The company had hedging gains of $663,000 in 2001, hedging losses of $141,000 in 2000 and hedging gains of $118,000 in 1999. Gains and losses on speculative transactions were immaterial in all years. The company has recorded in other comprehensive income a gain of $14,000 (net of tax) relating to the estimated fair value of open future positions at October 31, 2001. Any hedge ineffectiveness, which is currently immaterial, is immediately recognized in other income. At October 31, 2001, the company's open hedge position totaled 580,000 Mcf covering the months of November 2001 through July 2002 at an average price of $3.39 per Mcf. This hedge represents approximately 76% of the company's estimated gas production for those months.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates with regard to these financial statements include the estimate of proved oil and gas reserve quantities and the related present value of estimated future net cash flows therefrom.

Per Share Amounts

Basic income per share is computed using the weighted average number of shares outstanding. Diluted income per share reflects the potential dilution that would occur if stock options were exercised using the average market price for the company's stock for the period. The assumed exercise of stock options would increase the weighted average shares outstanding from 3,110,000 to 3,271,000 in 2001, 2,981,000 to 3,175,000 in 2000 and from 2,985,000 to 3,085,000 in 1999.

Impact of New Accounting Pronouncement

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" that requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method. This statement is effective for fiscal years beginning after June 15, 2002. The effect of this standard on the company's results of operations and financial position is not expected to be material.

(2) Common Stock and Preferred Stock

The company has authorized 5,000,000 shares of preferred stock which may be issued in series and with preferences as determined by the company's Board of Directors. Approximately 100,000 shares of the company's authorized but unissued preferred stock have been reserved for issuance pursuant to the provisions of the company's Shareholders' Rights Plan.

The company's 1997 Stock Option Plan (the "Plan"), as amended and restated effective October 25, 2001, authorizes the granting of incentive and nonqualified options to purchase shares of the company's common stock. The Plan is administered by the Board of Directors which determines the terms pursuant to which any option is granted. The Plan provides that upon a change in control of the company, options then outstanding will immediately vest and the company will take such actions as are necessary to make all shares subject to options immediately salable and transferable. Plan activity is set forth below.

Years Ended October 31	2001		2000		1999	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at						
beginning of year	**366,667**	**$ 2.33**	361,667	$ 2.10	371,667	$ 1.94
Granted	**125,000**	**4.90**	45,000	4.55	20,000	3.19
Exercised	**(196,667)**	**1.97**	(20,000)	1.94	-	-
Cancelled or forfeited	-	-	(20,000)	1.63	(30,000)	1.94
Outstanding at end of year	**295,000**	**$ 3.66**	366,667	$ 2.33	361,667	$ 2.10

Options are exercisable at weighted average exercise prices as follows: 110,000 in 2001 at $1.94 and 34,999 at $4.58; 51,667 in 2002 at $4.67; 43,334 in 2003 at $4.61; 30,000 in 2004 at $4.74; and 25,000 in 2005 at $4.88. Options expire with weighted average exercise prices as follows: 110,000 in 2002 at $1.94; 15,000 in 2004 at $3.19; 45,000 in 2005 at $4.55; and 125,000 in 2006 at $4.90. The weighted average remaining contractual life of options outstanding at October 31, 2001 is 3.0 years.

Under current accounting rules the company has elected to follow APB 25 for recognizing the costs associated with employee stock options, and is only subject to the disclosure items of FASB 123. Had compensation cost been recorded under FASB 123, net income and per share amounts for 2001 would have been $1,872,000, or $.60 per share basic and $.57 per share diluted, for 2000 would have been $1,257,000, or $.42 per share basic and $.40 per share diluted, and for 1999 would have been $534,000, or $.18 per share basic and $.17 per share diluted. For the purpose of this disclosure, the fair value of each option granted was

$2.41 in 2001, $2.26 in 2000 and $1.84 in 1999. All options were granted with an exercise price equal to the market price on the date of grant. The fair value was estimated on the date of grant using the Black-Scholes option-pricing model with an expected volatility of 58% in 2001, 48% in 2000 and 61% in 1999, a risk-free interest rate of 6%, no expected dividends, and an expected term of 5 years.

(3) Commitments

The company leases office facilities under a five year lease agreement which was amended to extend the lease term for an additional five years effective May 1, 2001. The lease agreement requires payments of $44,000 in 2001, $42,000 in 2002 through 2005 and $21,000 in 2006. Total rental expense in fiscal 2000 was $46,000, $44,000 in 1999 and $42,000 in 1998. The company has no capital leases and no other operating lease commitments.

(4) Income Taxes

The company follows the asset and liability method of accounting for deferred income taxes. Deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities.

The income tax expense recorded in the Consolidated Statements of Operations consists of the following:

Years Ended October 31	2001	2000	1999
Current	$ 291,000	$ 369,000	$ 104,000
Deferred	527,000	181,000	183,000
	$ 818,000	$ 550,000	$ 287,000

The effective income tax rate differs from the U.S. Federal statutory income tax rate due to the following:

Years Ended October 31	2001	2000	1999
Federal statutory income tax rate	34%	34%	34%
Effect of graduated tax rates	-	-	2
State income taxes	2	3	2
Percentage depletion	(7)	(8)	(6)
	29%	29%	32%

The principal sources of temporary differences resulting in deferred tax assets and tax liabilities at October 31, 2001 and 2000 are as follows:

October 31	2001	2000
Deferred tax assets:		
Gain on property sales	$ 371,000	$ 408,000
Total deferred tax assets	371,000	408,000
Deferred tax liabilities:		
Intangible drilling, leasehold and other exploration costs capitalized for financial reporting purposes but deducted for tax purposes	(2,133,000)	(1,701,000)
State taxes and other	(173,000)	(115,000)
Total deferred tax liabilities	(2,306,000)	(1,816,000)
Net deferred tax liability	$ (1,935,000)	$ (1,408,000)

(5) Exclusive License Agreement Obligation

On September 1, 2000, the company acquired an unrestricted, exclusive license for recently patented technology. The initial license term is ten years and includes an option to extend the term to the remaining life of the patents. The licensor will receive a net 8.3% carried interest in any installation of the technology. The license purchase price is $1,115,000, of which $275,000 has been paid. The balance, which is due in eight remaining annual increments of $105,000, is recorded at 10% present value. The related assets are being amortized over 10 years on a straight-line basis. If the option to extend the license after the initial ten-year term is exercised, the cost will be $94,000 per year to the expiration of the last patent.

(6) Supplementary Oil and Gas Information

Capitalized Costs

October 31	2001	2000	1999
Unproved properties not being amortized	$ **1,549,000**	$ 1,601,000	$ 788,000
Properties being amortized	**16,080,000**	13,374,000	12,884,000
Accumulated depreciation, depletion and amortization	**(8,960,000)**	(8,240,000)	(7,758,000)
Total capitalized costs	$ **8,669,000**	$ 6,735,000	$ 5,914,000

Acquisition, Exploration and Development Costs Incurred

Years Ended October 31	2001	2000	1999
Property acquisition costs net of divestiture proceeds:			
Proved	$ **-**	$ -	$ (594,000)
Unproved	**87,000**	(315,000)	104,000
Exploration costs	**2,481,000**	1,289,000	227,000
Development costs	**86,000**	329,000	328,000
Net costs incurred	$ **2,654,000**	$ 1,303,000	$ 65,000

Major Customers and Operating Region

The company operates exclusively within the United States. Except for cash investments, all of the company's assets are employed in, and all its revenues are derived from, the oil and gas industry. The company had sales in excess of 10% of total revenues to oil and gas purchasers as follows: Duke Energy 30% in 2001, 10% in 2000, and 25% in 1999; Enogex, Inc. 15% in 2001 and 11% in 2000; Ultramar Diamond Shamrock 5% in 2001, 15% in 2000 and 18% in 1999; GPM Gas Corporation 17% in 2000 and 17% in 1999.

Oil and Gas Reserve Data (Unaudited)

In 2001, 2000, and 1999, independent petroleum engineers estimated proved reserves for the company's significant properties which represented approximately 63% in each year of total estimated future net revenues. The remaining reserves were estimated by the company. Reserve definitions and pricing requirements prescribed by the Securities and Exchange Commission were used. The determination of oil and gas reserve quantities involves numerous estimates which are highly complex and interpretive. The estimates are subject to continuing re-evaluation and reserve quantities may change as additional information becomes available. Estimated values of proved reserves were computed by applying prices in effect at October 31 of the indicated year. The average price used was $20.61, $31.82, and $21.01 per barrel for oil and $2.87, $4.33, and $2.73 per Mcf for gas in 2001, 2000 and 1999, respectively. Estimated future costs were calculated assuming continuation of costs and economic conditions at the reporting date.

Total estimated proved reserves and the changes therein are set forth below for the indicated fiscal year.

	2001		2000		1999	
	Gas(Mcf)	**Oil(bbls)**	Gas(Mcf)	Oil(bbls)	Gas(Mcf)	Oil(bbls)
Proved reserves:						
Balance, November 1	**7,413,000**	**373,000**	6,683,000	321,000	6,676,000	314,000
Revisions of previous estimates	**82,000**	**(9,000)**	169,000	28,000	388,000	52,000
Extensions and discoveries	**2,404,000**	**5,000**	1,206,000	63,000	977,000	1,000
Purchases of reserves in place	**22,000**	**5,000**	36,000	-	6,000	-
Sales of reserves in place	-	-	(13,000)	-	(506,000)	(7,000)
Production	**(800,000)**	**(44,000)**	(668,000)	(39,000)	(858,000)	(39,000)
Balance, October 31	**9,121,000**	**330,000**	7,413,000	373,000	6,683,000	321,000
Proved developed reserves:						
Beginning of period	**6,511,000**	**340,000**	5,704,000	287,000	5,909,000	302,000
End of period	**8,249,000**	**296,000**	6,511,000	340,000	5,704,000	287,000

The standardized measure of discounted future net cash flows from reserves is set forth below as of October 31 of the indicated fiscal year.

	2001	2000	1999
Future cash inflows	**$ 32,952,000**	$ 43,981,000	$ 24,960,000
Future production and development costs	**(11,109,000)**	(12,506,000)	(8,707,000)
Future income tax expense	**(4,589,000)**	(7,142,000)	(3,186,000)
Future net cash flows	**17,254,000**	24,333,000	13,067,000
10% discount factor	**(6,294,000)**	(9,877,000)	(5,143,000)
Standardized measure of discounted future net cash flows	**$ 10,960,000**	$ 14,456,000	$ 7,924,000

The principal sources of change in the standardized measure of discounted future cash flows from reserves are set forth below for the indicated fiscal year.

	2001	2000	1999
Balance, November 1	**$ 14,456,000**	$ 7,924,000	$ 6,250,000
Sales of oil and gas produced, net of production costs	**(4,028,000)**	(2,037,000)	(1,509,000)
Net changes in prices, production and development costs	**(8,661,000)**	5,910,000	2,126,000
Extensions and discoveries, net of future development and production costs	**4,132,000**	3,194,000	1,272,000
Revisions of quantity estimates, timing, and other	**1,883,000**	964,000	1,198,000
Purchases of reserves in place	**110,000**	93,000	10,000
Sales of reserves in place	-	(34,000)	(1,201,000)
Accretion of discount	**1,446,000**	792,000	625,000
Net change in income taxes	**1,622,000**	(2,350,000)	(847,000)
Balance, October 31	**$ 10,960,000**	$ 14,456,000	$ 7,924,000

The Board of Directors and Stockholders
CREDO Petroleum Corporation
Denver, Colorado

We have audited the accompanying consolidated balance sheets of CREDO Petroleum Corporation and subsidiaries as of October 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three year period ended October 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CREDO Petroleum Corporation and subsidiaries as of October 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three year period ended October 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

HEIN + ASSOCIATES LLP

Denver, Colorado
December 21, 2001

Directors

William N. Beach
Independent Oil Operator
and President,
Beach Exploration, Inc.,
Midland, Texas

Clarence H. Brown
Independent Businessman and
Petroleum Engineer
Westminster, Colorado

Oakley Hall
Retired Partner-
PricewaterhouseCoopers
and Independent Businessman
Kingwood, Texas

James T. Huffman
Chairman and President of
the Company
Denver, Colorado

William F. Skewes
Attorney
Denver, Colorado

Richard B. Stevens
Independent Businessman
and Oil Operator
Phoenix, Arizona

Director Emeritus

William D. Howell

Executive Officers

James T. Huffman
President

John A. Alsko
Vice President and
Chief Financial Officer

William F. Skewes
Corporate Secretary and
General Counsel

Corporate Counsel

Davis Graham & Stubbs LLP
Denver, Colorado

White, Coffey, Galt & Fite
Oklahoma City, Oklahoma

Executive Offices

1801 Broadway, Suite 900
Denver, Colorado 80202
(303) 297-2200
Website: www.credopetroleum.com

Subsidiaries

SECO Energy Corporation
1801 Broadway, Suite 900
Denver, Colorado 80202

United Oil Corporation
1801 Broadway, Suite 900
Denver, Colorado 80202

Independent Auditors

Hein + Associates LLP
Denver, Colorado

Registrar and Transfer Agent

Computershare Investor Services
12039 West Alameda Parkway, Suite Z-2
Lakewood, Colorado 80228

Stock Exchange and Trading Range

NASDAQ SmallCap Market
NASDAQ Symbol: CRED

Market quotations shown below were reported by the National Association of Securities Dealers, Inc. and represent prices between dealers excluding retail mark-up or commissions.

Fiscal Quarter Ended	2001 High	2001 Low	2000 High	2000 Low
Jan. 31	$ 7.69	$ 4.75	$ 3.75	$ 3.06
April 30	7.50	6.31	4.00	3.00
July 31	10.30	6.29	6.00	3.44
Oct. 31	7.75	4.87	9.25	4.69

At December 31, 2001, the company had 3,888 shareholders of record. The company has never paid a dividend and does not expect to pay any dividends in the foreseeable future. Earnings are reinvested in business activities.





CREDO PETROLEUM CORPORATION
1801 BROADWAY, SUITE 900
DENVER, CO 80202
303.297.2200
www.credopetroleum.com